UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Explanatory Note

Micware Co., Ltd. (the “Company”) is furnishing its unaudited condensed consolidated financial statements and notes for the six months ended August 31, 2026. The Company hereby furnishes its earnings press release (“Press Release”) and earnings call presentation (“Earnings Call Presentation”), attached as Exhibit 99.1 and Exhibit 99.2 to this report, respectively. The Company expects to use the Earnings Call Presentation in the earnings call to be held on November 10, 2026 at 5:00 p.m. U.S. Eastern Time, the details of which are more fully described in the Press Release. The unaudited condensed consolidated financial statements and notes are attached as Exhibit 99.3 to this report. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended August 31, 2026 is attached as Exhibit 99.4 to this report.

The Company also expects to use the investor presentation attached as Exhibit 99.5 to this report from time to time when it participates in an investor meeting or a conference.

Neither this report nor the exhibits attached hereto constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated November 10, 2026
99.2	Earnings Call Presentation, dated November 10, 2026
99.3	Unaudited Condensed Consolidated Financial Statements and Notes of Micware Co., Ltd. For the Six Months Ended August 31, 2025 and 2026
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.5	Investor Presentation, dated November 10, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: November 10, 2026

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